Exhibit 99.1

ANAVEX LIFE SCIENCES CORP.

Investment Policy & Guidelines

Purpose:

The purpose of this policy is to set forth the guidelines for managing the available cash of Anavex Life Sciences Corp. by its designated money managers. The funds are to be invested to assure preservation of capital, liquidity, and security of corporate funds while providing a reasonable return of investment.

Objectives:

Investments must be selected to achieve the following objectives in priority order:

•	Preservation and safety of principal
•	Liquidity of operating needs
•	Maximization of returns subject to those investment guidelines

Responsibilities and Administration:

It is the responsibility of the Audit Committee of the Board of Directors to approve this investment policy. It is the responsibility of the Chief Executive Officer and the Principal Financial Officer to implement the investment policy and designate those who can act on behalf of the Company. The Audit Committee will review the investment policy at least annually and recommend changes as necessary.

Investment Guidelines:

Final maturity

No single security will have a final maturity in excess of 24 months. Average life of the portfolio shall not exceed 12 months.

U.S. Currency

All investments will be held in U.S. dollars, or another currency which is regularly utilized by the Company in funding its operations, such as the Australian Dollar.

Authorized investments

Investments in the portfolio will be limited to:

•	Obligations issued by the U.S Treasury
•	Obligations issued by U.S. Federal Agencies
•	Domestic Money Market Certificates
•	Certificates of Deposit
•	Bankers Acceptances
•	Taxable and tax-exempt municipal notes, bonds and commercial paper
•	Commercial/Financial Company Paper
•	Asset Backed Letter of Credit
•	Money Market Funds
•	Corporate Bonds or Notes

Credit Quality

All holdings listed in the authorized securities list will have a rating of A1/P1 for short-term investments and AA2/AA for long-term investments. Non-U.S. Government holdings will be subject to the following limitations:

•	Commercial paper of corporations which are rated A-1 by Standard & Poor’s Corporation or P-1 by Moody’s Investor Services at the time of investment.
•	Repurchase Agreements must have underlying collateral of treasury and agencies of the U.S. Government with a rating quality of AAA@102%.
•	Municipal and taxable obligations must have a credit rating of at least AA by at least one recognized credit agency.

Diversification

Adequate diversification is required to spread risk amongst various issuers. No more than ten percent (10%) of the portfolio’s asset may be invested in a single issuer, with the exception of money market funds and U.S. government agency securities.

Prohibited Securities

The following investments will not be used:

•	Direct mortgages or real investment trusts
•	Commodities
•	Short sales and margin purchases
•	Oil, gas, mineral and other types of leases
•	Unregistered or other restricted stock
•	Common or preferred stock
•	Speculative use of futures and options
•	Derivative securities
•	Auction-rate securities

Liquidity

All portfolio investments must be readily marketable under normal trading conditions in each relevant capital market. Assets must be available upon demand. The liquidation value of assets at the time of sales should be reasonable given the period of notice given by the Company and prevailing market conditions. Normal trading conditions are those that prevail in the absence of extraordinary and unanticipated events (e.g. declaration of war, collapse of financial markets, or events of a like nature) which result in the unexpected deterioration of the liquidity of the portfolio holdings.

Approved as of May 4, 2017

By the Board of Directors of Anavex Life Sciences Corp.